UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 3, 2023

Date of Report (Date of earliest event reported)

MOUNT RAINIER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40870	86-2029991
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

256 W. 38th Street, 15th Floor New York, NY	10018
(Address of Principal Executive Offices)	Zip Code

Registrant’s telephone number, including area code: (212) 785-4680

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	RNERU	The Nasdaq Stock Market LLC
Common Stock	RNER	The Nasdaq Stock Market LLC
Warrants	RNERW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Effective as of January 3, 2023, Mount Rainier Acquisition Corp., a Delaware corporation (the “Company”), entered into an amendment (the “Amendment”) to that certain Senior Promissory Note, dated as of October 26, 2022 (the “Note”), by and between the Company and DC Rainier SPV LLC, the Company’s sponsor. Pursuant to the Amendment, the parties have agreed to extend the maturity date of the Note to the earlier of March 1, 2023 or the closing of the Company’s initial business combination.

The Amendment is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

As previously reported, the Company entered into that certain Business Combination Agreement, dated as of March 23, 2022, as amended on June 19, 2022 (as amended, the “Business Combination Agreement”), by and among the Company, HUB Cyber Security (Israel) Ltd., a company organized under the laws of the State of Israel (“HUB Security”), and Rover Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Hub Security (“Merger Sub”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

On January 4, 2023, the Company held a special meeting of stockholders (the “Special Meeting”) to approve the Business Combination Agreement and related matters, which were described in detail in the definitive proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2022, Supplement No. 1 to the definitive proxy statement/prospectus filed with the SEC on December 22, 2022 and Supplement No. 2 to the definitive proxy statement/prospectus filed with the SEC on December 29, 2022 (as amended or supplemented from time to time, the “proxy statement/prospectus”).

On November 18, 2022, the record date for the Special Meeting, there were 22,158,700 shares of common stock of the Company entitled to be voted at the Special Meeting. At the Special Meeting, 17,133,274 shares of common stock of the Company or 77.32% of the shares entitled to vote at the Special Meeting were represented in person or by proxy.

The final results for each of the matters submitted to a vote of the Company’s stockholders at the Special Meeting are as follows:

Proposal No. 1. The Business Combination Proposal

Stockholders approved the Business Combination Agreement, a copy of which was attached to the proxy statement/prospectus as Annex A, and the transactions contemplated therein (the “Business Combination Proposal”), including the business combination whereby Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of HUB Security (the “Merger”). Adoption of the Business Combination Proposal required approval by the affirmative vote of at least a majority of the Company’s issued and outstanding shares of common stock as of the record date. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
16,582,859	550,415	0	0

Proposal No. 2. The Charter Proposals

Stockholders approved the following material differences between the Company’s amended and restated certificate of incorporation (the “RNER Charter”) and HUB Security’s amended and restated articles of association (the “HUB Security Articles”) to be effective upon the consummation of the Business Combination (collectively, the “Charter Proposals”). Adoption of each of the Charter Proposals required approval by the affirmative vote of at least a majority of the Company’s issued and outstanding shares of common stock as of the record date. The voting results were as follows:

(i)       the name of the new public entity will be “HUB Cyber Security (Israel) Ltd.” as opposed to “Mount Rainier Acquisition Corp.”;

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
16,582,859	550,415	0	0

(ii)       HUB Security’s corporate existence is perpetual as opposed to the Company’s corporate existence terminating if a business combination is not consummated within a specified period of time; and

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
16,582,859	550,415	0	0

(iii)       the HUB Security Articles will not include the various provisions applicable only to special purpose acquisition corporations that the RNER Charter contains;

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
16,582,859	550,415	0	0

Item 8.01.	Other Events.

In connection with the stockholders’ vote at the Special Meeting, the Company’s public stockholders had the right to elect to redeem all or a portion of their shares of common stock for a per share price calculated in accordance with the Company’s organizational documents. The Company’s public stockholders holding 2,660,436 shares of common stock validly elected to redeem their public shares in connection with the approval of the Business Combination. These redemptions were in addition to the 14,535,798 shares of common stock that were tendered for redemption in connection with the special meeting of the Company’s stockholders held on December 21, 2022.

On January 4, 2023, the Company issued a press release announcing the approval by stockholders of the Business Combination at the Special Meeting. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the proposed transaction, the anticipated benefits of the proposed transaction, and the financial condition, results of operations, earnings outlook and prospects of the Company and/or HUB Security, and may include statements for the period following the consummation of the proposed transaction. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company and HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and HUB Security and the following:

•	expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the transaction contemplated therein;

•	the outcome of any legal proceedings that may be instituted against the Company, HUB Security, the Surviving Company or others following announcement of the Business Combination Agreement and the transaction contemplated therein;

•	the inability to complete the proposed transactions due to, among other things, the failure to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction;

•	the inability to obtain the financing necessary to consummate the proposed transaction;

•	changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction;

•	the ability to meet stock exchange listing standards following the consummation of the proposed transaction;

•	the risk that the announcement and consummation of the proposed transaction disrupts HUB Security’s current operations and future plans;

•	the lack of a third party valuation in determining whether or not to pursue the proposed transaction;

•	the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	costs related to the proposed transaction;

•	limited liquidity and trading of the Company’s and HUB Security’s securities;

•	geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations;

•	the possibility that the Company or HUB Security may be adversely affected by other economic, business, and/or competitive factors;

•	inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB Security; and

•	other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final prospectus relating to its initial public offering dated October 4, 2021 and the proxy statements filed on December 5, 2022 and December 9, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company and HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed business combination or other matters addressed in this Current Report on Form 8-K and attributable to the Company, HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Current Report on Form 8-K. Except to the extent required by applicable law or regulation, the Company and HUB Security undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K to reflect the occurrence of unanticipated events.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Amendment to Senior Promissory Note, effective as of January 3, 2023, between the Registrant and DC Rainier SPV LLC
99.1	Press Release dated January 4, 2023
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 4, 2023

MOUNT RAINIER ACQUISITION CORP.

By:	/s/ Matthew Kearney
Name:	Matthew Kearney
Title:	Chief Executive Officer